August 4, 2009

Via EDGAR

Mr. John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Magyar Bancorp, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2008
Filed December 29, 2008
Form 10-KSB/A for Fiscal Year Ended September 30, 2008
Filed January 7, 2009
Forms 10-Q for Fiscal Quarters Ended December 31, 2008 and
March 31, 2009
File No. 000-51726

Dear Mr. Nolan:

We are responding to the letter from the Securities and Exchange Commission (the “SEC”) addressed to Magyar Bancorp, Inc. (the “Company”) dated July 14, 2009 providing comments by the SEC Staff to the above-referenced filings.  Pursuant to a conversation between the Company’s legal counsel and John Spitz of the Staff, the Company was granted an extension of time until August 4, 2009 to respond to the Staff comments.

The Company’s responses are numbered to correspond with the numbered comments contained in the letter.  For your convenience, we have included a copy of the text of the Staff’s comment above each response by the Company.

Form 10-KSB/A, filed January 7, 2009

Item 8A.  Controls and Procedures

1.
We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated May 28, 2009, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

John P. Nolan
August 4, 2009

Response: As requested in the comment, on August 4, 2009 the Company filed its second amendment to Form 10-KSB. The amended Form 10-KSB now states management’s revised conclusions as to the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2008.

Form 10-Q, filed May 13, 2009

Note G – Fair Value Measurements, page 10

2.
We note your response to comment three from our letter dated May 28, 2009. Specifically, you state that impaired loans are generally re-evaluated with an updated appraisal within one year of the last appraisal. Please tell us in further detail the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal. Additionally, please provide us with a detail of your five largest impaired construction loans as of March 31, 2009, which includes discussion of the following:

•	When the loan was originated;
•	The allowance for loan loss associated with the loan, as applicable;
•	When the loan became impaired;
•	The underlying collateral supporting the loan;
•	The last appraisal obtained for the loan, as applicable; and
•	Any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

Response: With regard to the procedures of monitoring construction loans in between the receipt of an original appraisal and the updated appraisal, please refer to the monitoring process described below under numbered paragraph #1 to Comment #3.  Additionally, all construction loans are monitored monthly during the Asset Review Committee Meeting where a general discussion of the status of the project takes place and the pace of sales of units, comparison of contracted sales prices vs. appraised value and borrower’s continued ability to service the loan is discussed.  If deterioration in a loan becomes evident, measures are taken to identify the appropriate risk rating for that loan. Discussion of potential impairment may take place and warrant an updated appraisal sooner than the procedural one-year time frame.

The following loans represent the five largest impaired construction loans as of March 31, 2009:

John P. Nolan
August 4, 2009

Financial Solutions Associates, LLC - $3,083,000 carrying value. This loan was originated on June 15, 2007 and was deemed impaired in November 2008 when the borrowers ceased making required contractual interest payments. The underlying collateral is a 10-unit residential condominium building that is 95% complete, located at 535 30th St., Union City, NJ.  The most recent appraisal was conducted in May 2008 (an updated appraisal is presently in process) with an “as is” valuation of $3,540,000. At present there are no loan losses associated with this loan as the value exceeds the loan amount, net of estimated carrying and disposal costs. The borrower is still awaiting the Certificate of Occupancy and Dept. of Community Affairs approval. The loan matured and the borrower has been unable to secure alternate financing. The Bank called the loan and commenced foreclosure proceedings in January 2009.

South Orange Enterprises, LLC - $3,038,000 carrying value. This loan was originated on April 5, 2006 and was deemed impaired in October 2008 when the borrowers ceased making required contractual interest payments The loan contained an interest reserve that was no longer used to keep the loan current once another loan to the borrower became delinquent. The underlying collateral is a 24-unit residential condominium building that is 98% complete, located at 44-60 Livingston St., Newark, NJ. The most recent appraisal was conducted in October 2008 with a valuation of $3,550,000. At present there are no loan losses associated with this loan as the value exceeds the loan amount, net of estimated carrying and disposal costs. Due to the decline in the sales market of these condominiums, the borrower is opting to rent out the units and is in discussion with the City of Newark regarding potential participation in the City’s affordable housing rental program.

Norwood Realty Group, LLC - $2,863,000 carrying value. This loan was originated on February 20, 2007 and was deemed impaired in September 2008. The loan was scheduled to mature August 2008 and was not extended due to insufficient value of collateral securing the loan. The underlying collateral consists of 13 scattered building lots in Newark, NJ, with one completed 2-family residence and nine additional 2- or 3-family homes in various stages of construction.  Based on a valuation of the collateral, the loan was written down by $656,000 as of September 2008 from its original outstanding balance of $3,518,000. An updated valuation as of January 2009 reflected a value of $3,310,000, indicating no requirement for further write-downs or allowances for loss.  The completed 2-family home is fully leased and is in the process of being converted to permanent financing. Two more homes are expected to convert shortly once they are fully leased out. The Bank is providing financing directly to the sub-contractors of the borrower to complete the construction of the remaining nine homes; management anticipates these homes will be completed and fully leased by November 2011. An updated appraisal of the completed and partially completed homes received in July 2009 indicates an “as is” value of $3,182,000. Based on cost estimates to complete and lease the homes, the Bank projects a recovery of the amount previously charged off in the amount of $126,000.

John P. Nolan
August 4, 2009

Ocean View Wildwood Properties, LLC - $1,561,000 carrying value. This loan was originated on October 7, 2005 and was deemed impaired in July 2008 when the borrowers ceased making required contractual interest payments. The loan had an outstanding balance of $3.1 million when it was originally deemed impaired. The underlying collateral consists of an 8-unit residential condominium project located on Poplar Avenue in Wildwood, NJ. The collateral was written down by $1.2 million in September 2008 based on a pending contract of sale and was further written down by $299,000 in June 2009 due to an updated appraised value (the contract of sale fell through). The project is 95% complete. However, the residential real estate market in Wildwood has declined dramatically with an over abundance of housing available for sale. The borrowers have been unable to repay the loan and the Bank has pursued foreclosure action.

D&D Developers, Inc. - $1,536,000 carrying value. This loan was originated on August 9, 2006 and was deemed impaired in November 2008 when the borrowers ceased making required contractual interest payments, citing a lack of liquidity. The underlying collateral consists of a project that includes seven nearly completed residential condominium units located in two buildings and land for a third building that has not begun construction.  The total project was to consist of three buildings containing 22 condominium units.  Nine have been sold, with seven nearly complete and six not started.  An appraisal received in October 2008 indicated a value of $2,200,000, thus no write-down was made. However, since actual sales prices in 2009 did not support the October 2008 appraisal, the Bank has obtained additional collateral in the form of a second lien on the borrower’s personal residence, providing for an aggregate loan-to-value of 75% utilizing the current average sales prices. At present there is no allowance for loan loss associated with this loan as the value exceeds the loan amount, net of estimated carrying and disposal costs. Three units have been sold since March 2009 and the loan balance is now $1,091,000. An updated appraisal has been ordered. The borrower has additional units under contract of sale; however no interest income has been recorded on this loan since it was originally deemed impaired.

3.
As a related matter, you state in your response to comment three from our letter dated May 28, 2009 that you monitor construction loans with interest reserves. Please tell us and consider revising future filings beginning with your Form 10-Q for the period ended June 30, 2009 to disclose the following:

•	The amount of such loans and the accompanying interest reserves as of June 30, 2009 and the three previous quarter ends;
•	How you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan;
•	Whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;

John P. Nolan
August 4, 2009

•	Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and
•	Whether any of your loans with interest reserves are currently non-performing.

Response:

At June 30, 2009, there were 12 performing construction loans with interest reserves representing outstanding balances of $24.1 million, original interest reserves of $2.4 million, advanced interest reserves of $621,000, and remaining interest reserve balances of $1.8 million. At March 31, 2009, there were 15 performing construction loans with interest reserves representing outstanding balances of $25.1 million, original interest reserves of $3.4 million, advanced interest reserves of $1.3 million, and remaining interest reserve balances of $2.1 million. At December 31, 2008, there were 15 performing construction loans with interest reserves representing outstanding balances of $18.8 million, original interest reserves of $2.7 million, advanced interest reserves of $1.5 million, and remaining interest reserve balances of $1.2 million. At September 30, 2008, there were 14 performing construction loans with interest reserves representing outstanding balances of $20.1 million, original interest reserves of $2.9 million, advanced interest reserves of $1.6 million, and remaining interest reserve balances of $1.3 million.

All construction loans, including those with interest reserves, are monitored in several ways:

1.
Each time an advance is requested, an inspection is made of the project by an outside engineer or appraiser, depending on the size and complexity of the project, to determine the amount of work completed and if the costs to date are supported adequately. The engineer’s report is provided to the Bank’s construction loan operations personnel, who review the information and then prepare a summary of advance request. This process compares the advance request with the original budget and remaining loan funds available to ensure the project is in balance and that at all times the amount remaining on the loan is sufficient to complete the project.  Furthermore, title rundowns are conducted and lien waivers are received from sub-contractors, if applicable.

2.
On a monthly basis, a construction loan progress report is updated with the current status of the project. This report details the following information on these loans:  loan number, borrower name, project address, loan officer, developer, risk rating, collateral type, loan type, total commitment, current loan balance, origination date, date of last disbursement, percentage of completion, original maturity date, number of extensions, current maturity date, total number of units, number of units sold, date of last unit sale, number of units remaining, number of units to exit, number of units under contract, date of latest contract of sale, amount of latest contract of sale, anticipated release price for latest sale and officer comments. The borrowers are contacted to update this information monthly and are asked to provide a marketing update of selling/leasing efforts.  This report is reviewed by senior management of the Bank as well as by the Board of Directors.

3.
As a result of the dramatic downturn in the residential real estate market, a number of projects financed by the Bank have had delays and are not progressing as originally projected. In those instances, updated appraisals have been obtained to reevaluate the loan. In cases where updated appraisals did not support further capitalization of interest to the loan, interest reserves were no longer made available to the borrower. On such loans in which the borrowers could not support payment of interest, the loans became non-performing and are now in work out.

4.
A number of the Bank’s construction loans have been extended due to the severe market conditions. In cases where updated appraisals show a shortfall, every effort is made to obtain additional collateral or require a principal reduction on the loan.  In cases where the sponsors demonstrate continued ability to service the loan, and the updated appraisals are satisfactory and/or additional collateral has been obtained to adequately address loan to value requirements, the Bank has extended and renewed those loans.  If sufficient progress has not been made, the loans have been downgraded appropriately within the Bank’s risk rating criterion, which closely mirrors the regulatory risk rating guidelines.

5.
Underwriting for construction loans with and without interest reserves has until now followed a uniform process. The Bank’s construction loan policy details specific underwriting criteria. However, the Bank has a moratorium on new construction loans at present and expects to revise the underwriting guidelines to specifically address the criteria for interest reserves prior to any resumption of construction lending.

6.
Some of the Bank’s loans that originally had interest reserves are non-performing and are in work out at present. However, the Bank does not have any currently non-performing loans with active interest reserves. Once a loan is deemed impaired, any interest reserve is frozen and the loan is placed on non-accrual; no future interest income is recorded on these loans.

*   *   *     *

John P. Nolan
August 4, 2009

The Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information is responsive to the Staff’s comments.  Please direct any additional comments or questions to the undersigned.

Sincerely,

/s/ Jon R. Ansari
Jon R. Ansari
Senior Vice President and Chief Financial Officer

cc:	Elizabeth E. Hance, President and CEO
John J. Gorman, Esq.